RANBAXY

HEAD OFFICE:25,NEHRU PLACE,NEW DELHI-110019, PHONE:26452666-72 FAX: (91-11)26465748

SEC:SE
29th April, 2003

BY AIR MAIL

Securities & Exchange Commission,
Division of Corporate Finance,
Office of International , Corporation Finance,
450, Fifth Street, N.W.,
WASHINGTON, D.C. 20549


03050747

SUPPL

Dear Sir,

SUB: **Listing Application**

RE: **123g3-2(b) EXEMPTION-FILE 82-3821**

Enclosed please find the copies of the following documents :

Listing Application	:	Filed with Stock Exchanges for Listing of 11,245 Equity Shares of Rs.10/- each allotted on 10.04.2003 under employees Stock Option Scheme.
Form No.2-Return of Allotment	:	Filed with Registrar of Companies in respect Of allotment of abovesaid shares.

Thanking you,

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Yours faithfully,
For RANBAXY LABORATORIES LTD



(S.K.PATAWARI)
COMPANY SECRETARY



Encl: As above

LETTER OF APPLICATION
(BY LISTED COMPANIES FOR NEW ORIGINAL OR FURTHER ISSUES)
APPENDIX-D TO REGULATION-2
(REGULATION-2.3.)

From: RANBAXY LABORATORIES LTD
25, NEHRU PLACE,
NEW DELHI-110 019

DATED: 23.04.2003

The General Manager cum Company Secretary
The Ludhiana Stock Exchange Assn.Ltd.
Feroze Gandhi Market,
Ludhiana (Punjab)

The Dy.General Manager (Listing),
Mumbai Stock Exchange,
Corporate Relationship Department,
1st Floor, New Trading Ring,
Rotunda Building, P.J.Towers,
Dalal Street, Fort,
Mumbai-400 001

The Seniopr Manager
Delhi Stock Exchange Assn.Ltd.
DES House, 3/1, Asaf Ali Road,
New Delhi-110 002

The General Manager ,
The Stock Exchange, Ahmedabad,
Kamdhenu Complex, Opp.
Sahajanand College, Pinjarapole,
Ahmedabad-380 015

The Deputy Secretary,
The Calcutta Stock Exchange Assn.Ltd.,
7, Lyons Range,
Calcutta-700 001

The Asstt. Vice-President,
Capital Market (Listing),
National Stock Exchange of India Ltd.,
Exchange Plaza, 5th Floor,
Plot No.C/1,G Block,
Bandra- Kurla Complex,
Bandra (E), **Mumbai-400 051**

Dear Sir,

In conformity with the listing requirements of the stock exchange, we hereby apply for admission of the following securities of the Company to dealings on the Exchange.

Listing of 11,245 Equity Shares of Rs.10/- each at a price of Rs.595 per share (Rs.585 as Share Premium) , Rs.673 per share (Rs.663 as Share Premium) and Rs.745 per share (Rs.735 as Share Premium) allotted to the employees of the Company on exercise of stock option under the Employees Stock Option Scheme.

These shares were allocated to the employees of the Company on 10th April, 2003 on exercise of Stock options in terms of the Employees Stock Option Scheme of the Company


RANBAXY LABORATORIES LTD.
NEW DELHI

We send herewith the listing application duly completed. We also forward the documents (or drafts thereof) as per list attached and undertake top furnish such additional information and documents as may be require).

Yours faithfully,
For RANBAXY LABORATORIES LTD



(TARUN DALAL)
SENIOR MAANGER SECRETARIAL SERVICES

- Please enumerate separately shares which are not identical in all respects. Shares are Identical in all respects only i.

(i) They are of the same nominal value and the same amount per share has been called up.
(ii) They are entitled to dividend at the same rate and for the same period, so that at the next ensuing distribution the dividend payable on each share will amount to exactly the same sum net and gross and
(iii) They carry the same rights in all other respects.

** Applicable only when securities for which application for admission to dealings is made are proposed to be issued or having already been issued it is intended to make a placing or any offer for sale.

Please strike out where not applicable.

*** Applicable to new companies only. Please strike out not applicable.

(Appendix XII)
List of Supporting Documents

To be Filed with the listing Application

(By listed Companies The Further Issues)

(Please check the * against documents forwarded with the application)

1. Copies of the following relative to the new issue.

- * (a) Prospectus
- * (b) Statement in lieu of Prospectus
- * (c) Offer of Sale
- * (d) Circular offering the new issue for subscription
- * (e) Advertisement offering the new issue for subscription.

2. Copy of every letter, Report Balance Sheet, Valuation, Contracts, Agreement, Court order or other documents relative to the new Issue.
3. Certified copy of letter of Consent of the Controller of Capital Issue.
4. Certified copies of the following relative to the new issue.

- * (a) Underwriting Agreements
- * (b) Sub-underwriting Agreement
- * © Sub-underwriting letters together with statement containing the names addresses and description of the sub-writers and amount sub-underwritten by each of them.
- * (d) Brokerage Agreements
- * (e) Letter of Appointment of official Brokers and Sub-Brokers together with a statement of the terms and conditions of appointments.

5. Specimens (cancelled and marked as such) of the following relative of the new issue.

- * (a) Share Certificates (Attached)
- * (b) Debenture Certificates

6. Specimen (if any) of the following relative of the issue.

- * (a) Letters of Allotment
- * (b) Letters of Acceptance
- © Letter of Renunciation.

Note: The above list indicates documents ordinarily required in support of a listing application, in special circumstances, additional documents may be required.



Appendix XIII
LISTING APPLICATION
(By Listing Companies for Further Issues)

1. Name of Company	**RANBAXY LABORATORIES LTD**
2. New Issue of Capital. (a) Date of issue (b) Number of shares (c) Proportion in which bonus issue Allotted of shareholders	NOT APPLICABLE
3. New Issue- (a) Date of Issue (b) Number of shares (c) Issue Price (d) Proportion in which right shares Offered against existing shares. (e) Number of right shares allotted to Shares holders or their nominees.	 11245 Equity Shares As per statement attached
4. New Issue of Capital- ADDITIONAL SHARES (a) Number of shares applied for by Shareholders over and above Entitled shares. (b) Number of additional shares Allotted. (c) Basis of Allotment	NOT APPLICABLE
5. New Issue of Capital- RIGHT SHARES NOT APPLIED FOR BY OR NEW ISSUE NOT OFFERED TO SHAREHOLDERS (a) State whether Prospectus or Statement in lieu of Prospectus filed With Registrar. (b) Issue Price (c) Shares offered by the company for Public subscription (i) Number of shares allotted (ii) Dates from and upto which list kept open for public Subscription. (iii) Number of shares applied for By (a) Public other than directors And underwriters or their Nominees. (b) Directors (c) underwriters and their (d) nominees (iv) Number of shares allotted to- (a) Public other than directors	NOT APPLICABLE



And underwriters or their Nominees. (b) directors	
(c) Underwriters and their Nominees. (v) Largest number of shares Applied for and allotted to any applicant. (vi) Basis of allotment. (d) Shares not offered by the Company Public subscription. (i) Number of shares not offered (ii) Placing-number (a) Retained by Company's underwriters and official brokers. (b) placed with clients of Company's underwriters & Official brokers. (c) placed with market. (iii) Allotted with a view to offer for Sale. (iv) Otherwise allotted. (please given detailed particulars)	
6. Offer for Sale of Shares otherwise than By the Company. (a) State whether Prospectus or Statement in lieu of Prospects filed With Registrar (b) Price at which shares offered for Sale. (c) Shares offered for sale or the public; (i) Number of share offered (ii) Dates from and upto which list kept open for public subscription. (iii) Number of shares applied for By- (a) Public other than Directors and under Writers of their nominees (b) directors (c) underwriters & their nominees (iv) Number of shares allotted to- (a) Public other than Directors and underwriters of their Nominees.	NOT APPLICABLE



(b) directors (c) underwriters & their nominees (v) Largest number of shares applied for and allocated to any applicant. (vi) Basis of allocation	
(d) Shares not offered by the Company for Public subscription : (i) Number of shares not offered (ii) Number of shares allocated to directors (iii) Placing-Number (a) retained by underwriters and official brokers (b) placed with clients offers, underwriters & Official brokers. (c) Placed with market	
(e) Particulars of any commission, brokerage, discount or other special terms granted to any persons in connection with the issue. (f) When shares offered at a premium which has not accrued to the Company state- (i) reasons therefor (ii) to whom the premium has accrued (iii) amount of such premium	Not applicable
7. Registration of Transfers- Date on and from which Company's Transfer Books are or will open for registering transfers of new shares.	From the date of allotment

Date: 23.04.2003

For RANBAXY LABORATORIES LTD.



TARUN DALAL

Sr. Manager Secretarial Services


LABORATORIES
NEW DELHI

DISTRIBUTION SCHEDULE

(To be made out for each class of security)

RANBAXY LABORATORIES LIMITED

(Name of Company)

Distribution of **EQUITY SHARES** as on **10.04.2003**
(Kind of Security)

Total nominal value of **Rs.112450** Nominal Value of each shares **Rs.10/-**

Total number of shares **11245** Paid up value of per share **Rs.10/-**

Distinctive No(s) **185501566** To **185512810**

TABLE I

DISTRIBUTION OF HOLDINGS

FOR ALLOTMENT OF SHARES UNDER EMPLOYEES STOCK OPTION SCHEME OF THE COMPANY

Shareholding nominal	Shareholders		Share amount	
Rs.	Number	% to Total	In Rs.	% to Total
(1)	(2)	(3)	(4)	(5)
Upto - 5,000	39	88.60	69650	61.94
5,001 - 10,000	4	9.10	26800	23.83
10,001 - 20,000	1	2.30	16000	14.23
20,001 - 30,000	-	-	-	-
30,001 - 40,000	-	-	-	-
40,001 - 50,000	-	-	-	-
50,001 - 1,00,000	-	-	-	-
1,00,001 - and above	-	-	-	-
TOTAL	44	100	112450	100


RANBAXY LABORATORIES LTD.
NEW DELHI

TABLE II

NAME OF SHAREHOLDERS AND SHARES HELD BY THE FOLLOWING. Viz.

	Name of shareholders	No of shares	% to Total No of shares
	(1)	(2)	(3)
a) Foreign Holdings	(i) Foreign Collaborators	-	-
	(ii) Foreign Financial Institutions	-	-
	(iii) Foreign Nationals	-	-
	(iv) Non-resident Indians (Persons holding Indian Passport staying abroad and persons of Indian Origin staying abroad).	-	-
	(v) The Bank of New York	-	-
	(vi) Non-domestic Companies	-	-
	TOTAL	-	-
b) Govt./Govt. Sponsored Financial Institutions	(i) Life Insurance Corpn. Of India	-	-
	(ii) Unit Trust of India **	-	-
	(iii) Industrial Finance Corpn. Of India	-	-
	(iv) Industrial Dev.Bank of India	-	-
	(v) Industrial Credit & Investment Corp. of India	-	-
	(vi) General Insurance Corpn. Of India and its subsidiaries	-	-
	(vii) Nationalised Bank	-	-
	(viii) Government Companies	-	-
	(ix) Central government	-	-
	(x) State Government	-	-
	(xi) State Financial Corporations	-	-
	(xii) Foreign Banks	-	-
	(xiii) Mutual Fund	-	-
	TOTAL	-	-
c) Bodies Corporate (not covered under (a) and (b))	(i) Holding Company	-	-
	(ii) Subsidiary Companies	-	-
	(iii) Other bodies corporate	-	-
	TOTAL	-	-
Directors and their relatives (as defined in Sec.6 of the Companies Act,1956		-	-


LABORATORIES LTD.
NEW DELHI

(e) Other top 50 shareholders (Other than those listed above.)			
	TOTAL		

Not Applicable

TABLE III
HOLDINGS OF OFFICE-BEARERS AS ON 10.04.2003

Names, of Director, Managing Director, Chairman , President, Secretary	Official relationship to the Company	Number of shares
(1)	(2)	(3)
Mr.TEJENDRA KHANNA	CHAIRMAN	-
MR.J.W.BALANI	DIRECTOR	-
MR.VIVEK BHARAT RAM	DIRECTOR	-
MR.D.S.BRAR	WHOLE-TIME DIRECTOR	-
DR.P.S.JOSHI	DIRECTOR	-
MR.NIMESH KAMPANI	DIRECTOR	-
MR.V.K.KAUL	WHOLE-TIME DIRECTOR	-
MR.VIVEK MEHRA	DIRECTOR	-
MR.HARPAL SINGH	DIRECTOR	-
MR.SURENDRA DAULET SINGH	DIRECTOR	-
DR.BRIAN W.TEMPEST	WHOLE-TIME DIRECTOR	-
MR.S.K.PATAWARI	COMPANY SECRETARY	-

CERTIFIED CORRECT

For RANBAXY LABORATORIES LTD.

TARUN DALAL
Sr Manager Secretarial Services

Dated : 23.04.2003

NOTE: Separate forms should completed for each class of security, e.g. debentures, preference shares, equity shares, etc. Similarly, separate forms should be completed for shares of the same class which are not identical all respects shares are identical all respects only if –

(i) they are of the same nominal value and the same amount per share has been called up.

(ii) They are entitled to dividend at the same rate and for the same period so that at the next ensuing distribution the dividend payable on each shall amount to exactly the same sum net and gross; and

(iii) They carry the same rights in all respects.


LABORATORIES
NEW DELHI

ALLOTME

S. No.	Name	
I.	Rate Rs.663/ -Premium	
1.	Ashu Tandon	B-83/1, E
2.	Dilip Roy	E-28, Gr
3.	Dinesh Jumrani	F-35, La
4.	Harsharan Singh	107, AG
5.	Jyoti Srivastava	A-3/260,
6.	N.Vijay	C/o. Ran
7.	Nilanjan Saha	Villa 105
8.	Rajender Parshad Singhal	House N
9.	Sandhya Goyal	C-517, S
10.	Sanjay Bhatia	25, Gau Mumbai
11.	Sanjay Kumar Sinha	FH-226,
12.	Satish Kumar Chawla	10/11, K
13.	Shaleen Madan	H.No.65
14.	Sudhir Kapadnis	201, Sa
15.	Sunil Kumar Tadepalli	B-704, (
16.	Sushil Kumar Patawari	25, Nen
17.	T.V.Sasidharan	101/102 Mumba
18.	V.K.Taneja	2-A/15,
	TOTAL	
II.	Rate Rs.585/-Premium	
1.	Ashu Tandon	B-83/1,
2.	Balaji N Sreenivasan	Ranbax New De
3.	Dilip Roy	E-28, G
4.	Dinesh Jumrani	F-35, L

5.	Harsharan Singh	107, AGCF
6.	Jyoti Srivastava	A-3/260, Ja
7.	Mukund R Shastry	C-106, Yar
8.	Munish Saigal	23, Manda
9.	N Vijay	C/o. Ranbi
10.	Nilanjan Saha	Villa 105/F
11.	Piyush Tandon	1/239, SFS
12.	Rajender Parshad Singhal	House No
13.	Sandhya Goyal	C-517, Sa
14.	Satish Kumar Chawla	10/11, Kal
15.	Sudhir Kapadnis	201, Sake
16.	Sunil Kumar Tadepalli	B-704, Gi
17.	Sushi Kumar Patawari	25, Nehru
18.	T.V.Sasidharan	101/102, Mumbai-4
19.	V.K.Taneja	2-A/15, R
	TOTAL	
III.	Rate.Rs.735/-Premium	
1.	Mukund R Shastry	C-106, Ya
2.	Randeep Singh Sisodia	G-301, S
3.	Sudhir Kapadnis	201, Saki
4.	Sushi Kumar Patawari	25, Nehru
5.	T.V.Sasidharan	101/102, Mumbai-
6.	Udai Upendra	601-B, B
7.	Zarir Charna	K-2060.
	TOTAL	
	GRAND TOTAL (1+II+III)	

Ares

FORM NO.2

No of Company: **3747**
Nominal Capital : **Rs.200 Crores**

THE COMPANIES ACT, 1956

Return of Allotment

{(Pursuant to section 75(1)) }

Name of Company : **RANBAXY LABORATORIES LIMITED**

Presented by : **MR.S.K.PATAWARI, COMPANY SECRETARY**

Return of Allotment of the : **RANBAXY LABORATORIES LIMITED**

made out on the following **date/dates : **10.04.2003** filed with the Registrar of Companies pursuant to section 75(1)

2. Shares allotted payable in cash:-

Class of Shares	No of Shares allotted	Nominal Amount		Amount paid on application (excluding premium	Amount paid or due and payable on allot-ment		Amount of premium (if any) payable on shares	Amount of discount (If any)
		per share	total		paid	due and payable		
(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
1.Equity Shares	11245	10/-	112450	112450	-	-	4618681	-
2.Preference Shares other than redeemable Preference Shares			NOT APPLICABLE					
3.Redeemable preference Shares			NOT APPLICABLE					

2. (a) Shares allotted for consideration otherwise than in cash) Not Applicable
(i) Equity Shares)
(ii) Preference Shares)
(iii) Redeemable Preference Shares)
*Number of Shares)
Nominal amount of shares)
Amount to be treated as paid-up on each shares)
The consideration for which such shares have been allotted)
Is as follows :
Property and assets required Rs.) Not Applicable
(Description))
Goodwill Rs.) Not Applicable
Services (give nature of service Rs.)
Other items (to be specified) Rs.

Ares

3. *Shares issued at a discount Number of shares (b)
Nominal amount of shares)
Amount of discount per shares) Not Applicable
Paid-up shares)
(A copy of the resolution for the issue of th shares at a discount with a copy of the order of the Court and also a copy of the order of the Central Government where the discount exceeds 10 per cent should be attached to this return)

** Insert date or dates of the allotment

4. Number of Bonus Shares) Not Applicable
Nominal Amount of shares)
Amount to be treated as paid up on each shares Rs.)
(A copy of the resolution authorising the issue of the bonus shares should be attached to this return.

Names, addresses and occupation of the allottees

Date of Allotment	Name of allottee In full	Address occupation of the Allottee	No of shares allotted		
			Equity	Preference shares other than Redeem-able preference shares	Redeemable preference shares
(1)	(2)	(3)	(4)	(5)	(6)
10.04.2003	(As per List attached)		11,245	-	-

FOR RANBAXY LABORATORIES LIMITED

Signature :



Designation:

(S.K.PATAWARI)
OMPANY SECRETARY

Dated: 29.04.2003

* Distinguish between preference and Equity Shares Capital specifying separately Redeemable Preference Shares, if any.

** State whether Director, Managing Director, Manager or Secretary

Note: 1. When a return includes several allotments made on different dates, the actual Date of all such allotments should be entered at the top of the from page and the Registration of the return should be effected within one month of the first date

2. A certificate signed by :-

<u>Director</u>
<u>Managing Director</u>
<u>Manager</u>
Or
Secretary

To the effect that the conditions, if any, imposed by the Controller of Capital Issues in the order consenting to the issue of the capital represented by the shares comprised in this return have been duly complied with shall accompany this return).

RANBAXY LABORATORIES LIMITED

Name, address and occupation of allottees

Sr. No	Date of Allotment	Name	Address	Occupation	No of Shares Allotted		
					Equity	Preference Shares other than Redeemable Preference Shares	Redeemable Preference Shares
	(1)	(2)	(3)		(4)	(5)	(6)
1	10.04.2003	Ashu Tandon	B 83/1 East of Kailash New Delhi 110065	Service	211	-	-
2	10.04.2003	Balaji N Sreenivasan	Ranbaxy Laboratories Ltd 11th Floor Devika Tower Nehru Place New Delhi 110019	Service	73	-	-
3	10.04.2003	Dilip Roy	Ranbaxy Laboratories Ltd 25 Nehru Place New Delhi 110019	Service	688	-	-
4	10.04.2003	Dinesh Jumrani	F 35 Lajpat Nagar I New Delhi 110024	Service	201	-	-
5	10.04.2003	Harsharan Singh	107 AGCR Enclave Vikas Marg Extn Delhi 110092	Service	480	-	-
6	10.04.2003	Jyoti Srivastava	A 3/260 Janak Puri New Delhi 110058	Service	294	-	-
7	10.04.2003	Mukund R Shastry	C 106 Yamuns Apartments Alaknanda New Delhi 110019	Service	156	-	-
8	10.04.2003	Munish Saigal	23 Mandakini Enclave Alaknanda New Delhi 110019	Service	368	-	-
9	10.04.2003	N Vijay	Ranbaxy Laboratories Ltd Vill Ganguwala Paonta Sahib	Service	201	-	-
10	10.04.2003	Nilanjan Saha	Villa 105 FF Block 3 Eros Gardens Faridabad 121009	Service	330	-	-
11	10.04.2003	Piyush Tandon	1/239 SFS Mansarovar Jaipur 302020	Service	73	-	-
12	10.04.2003	Rajender Parshad Singhal	House No.388 Pocket D16 Sector 7 Rohini Delhi 110085	Service	329	-	-
13	10.04.2003	Randeep Singh Sisodia	G 301 Som Vihar Apartments	Service	166	-	-

14	10.04.2003	Sandhya Goyal	C 517 Saraswati Vihar Delhi 110034	Service	109	-	-
15	10.04.2003	Sanjay Bhatia	25 Gautam Darshan J P Road T Bunglows Andheri West Mumbai 400058	Service	96	-	-
16	10.04.2003	Sanjay Kumar Sinha	FH 226 Scheme 54 Indore 452010	Service	128	-	-
17	10.04.2003	Satish Kumar Chawla	10/11 Kalkaji Extn GF Nehru Enclave E New Delhi 110019	Service	1280	-	-
18	10.04.2003	Shaleen Madan	655 Sector 16 D Chandigarh	Service	192	-	-
19	10.04.2003	Sudhir Kapadnis	201 Saket Regency N 12 Saket Indore 452018	Service	438	-	-
20	10.04.2003	Sunil Kumar Tadepalli	B 704 41 Tanjali Apts Vikas Marg Extn Delhi 110092	Service	352	-	-
21	10.04.2003	Sushil Kumar Patawari	25 Nehru Place New Delhi 110019	Service	1168	-	-
22	10.04.2003	T V Sasidharan	101/102 Siddhi Apts Tilak Road Ghatkopar East Mumbai 400077	Service	1448	-	-
23	10.04.2003	Udai Upendra	601 B Beverly Park I DLF City Gurgaon	Service	720	-	-
24	10.04.2003	V K Taneja	2 A /15 Ramesh Nagar Neww Delhi	Service	144	-	-
25	10.04.2003	Zarir Charna	K 2060 First Floor C R Park New Delhi 110019	Service	1600	-	-
			TOTAL		11245		

For RANBAXY LABORATORIES LTD.



Company Secretary